Exhibit 99.1

I-Mab Announces First Patient Dosed in Phase 1/2a Clinical Trial of Anti-CD47 Antibody,

TJC4, in China

-	The clinical study will evaluate the safety and preliminary efficacy of TJC4, in patients with relapsed or refractory acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS)

-	Initiation of development of TJC4 in China follows an ongoing Phase 1 study in U.S. for advanced solid tumors and lymphoma

SHANGHAI, China, and ROCKVILLE, MD., April 2, 2020 — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders, today announced that the first patient was dosed with TJC4 in a Phase 1/2a clinical trial evaluating its use in treating patients with relapsed or refractory acute myeloid leukemia (r/r AML) or myelodysplastic syndrome (MDS) in China. TJC4, also known as TJ011133, is an internally developed differentiated anti-CD47 monoclonal antibody that is designed to minimize inherent binding to normal red blood cells while preserving its strong anti-tumor activity.

The clinical trial in China is a multi-center, open-label, single-arm study to evaluate the safety, tolerability, pharmacokinetics/pharmacodynamics and preliminary efficacy of TJC4 as a monotherapy in patients with r/r AML and MDS (CXSL1900039; NCT04202003;). I-Mab is also conducting a Phase 1 trial (NCT Number: NCT03934814) in the U.S. in patients with advanced solid tumors and lymphoma, with complete data from the dose escalation portion expected in the third quarter of 2020.

“We have been at full speed conducting clinical development of TJC4 in both U.S. and China,” said Dr. Joan Shen, CEO of I-Mab. “Dosing the first patient in China represents another important milestone, both for our TJC4 program and for patients, as TJC4 stands out as a globally competitive, highly differentiated anti-CD47 asset for cancer treatment. Together with the Phase 1 dose escalation study of TJC4 in the U.S., we continue to leverage our clinical development capabilities and expertise to facilitate clinical validation of TJC4 in China and the U.S.”

About CD47 and TJC4

CD47 is a glycoprotein over-expressed in a wide variety of cancers and delivers a “don’t eat me” signal to tumor-engulfing macrophages through its ligand SIRPα, and is one of the most promising immuno-oncology targets after PD-1 and PDL1.

TJC4 is a differentiated anti-CD47 monoclonal antibody and designed to minimize inherent binding to normal red blood cells by this class of monoclonal antibodies yet preserve its strong anti-tumor activities. Blockade of CD47 by TJC4 enables macrophages to engulf cancer cells. TJC4 recognizes a unique epitope on CD47 and exhibits minimal binding to red blood cells. The hematologic safety advantage of TJC4 has been demonstrated in a series of robust pre-clinical and toxicological studies including those in cynomolgus monkeys, while it maintains superb anti-tumor activities.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. I-Mab’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven pre-clinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about I-Mab’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in I-Mab’s filings with the SEC. All information provided in this press release is as of the date of this press release, and I-Mab does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363

Media Inquiries:

Burns McClellan, Inc.

Ryo Imai / Robert Flamm, Ph.D.

E-mail: rimai@burnsmc.com / rflamm@burnsmc.com

Office line: +1 212 213 0006